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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

TOM Online Inc.
(Name of Issuer)
Ordinary Shares, par value HK $0.01 per share
(Title of Class of Securities)
889728200
(CUSIP Number)
Mak Soek Fun, Angela
c/o TOM Group Limited
48th Floor, The Center
99 Queen’s Road Central
Hong Kong, China

with a copy to:

Thomas B. Shropshire, Jr.
Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom
Tel: +44 20 7456 2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 9, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	889728200

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
TOM Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		2,800,000,000(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,800,000,000(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,800,000,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

65.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Cheung Kong (Holdings) Limited beneficially owns 36.7% of TOM Group Limited through a series of controlled companies, including Hutchison Whampoa Limited, which beneficially owns 24.5% of TOM Group Limited through a series of controlled companies. Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited. In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited or TDT1, as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited, or TDT2, as trustee of another discretionary trust. Each of TDT1 and TDT2 hold units in The Li Ka-Shing Unity Trust.
Item 1. Security and Issuer.
This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on September 27, 2006 (the “Schedule 13D”) by TOM Group Limited (“TOM Group” or the “Reporting Person”), relating to the common stock, par value HK$0.01 per share (the “Shares”), of TOM Online Inc. (the “TOM Online” or the “Issuer”). The principal executive offices of the Issuer are located at the 8th Floor, Tower W3, Oriental Plaza, No. 1 Dong Chang An Avenue, Dong Cheng District, Beijing, China 100738.
Item 2. Identity and Background.
Item 2 is hereby amended and restated in its entirety to read as follows:
(a) Name: TOM Group Limited
(b) Principal business address:
48th Floor, The Center
99 Queen’s Road Central
Hong Kong, China
To the best of the Reporting Person’s knowledge, the name, citizenship, residence or business address and present principal occupation or employment (as well as the name and address of any corporation or other organization in which such occupation or employment is conducted) of each of the directors and executive officers of TOM Group is set forth on Schedule A attached hereto, which schedule is hereby incorporated by reference.

(c) Principal business: TOM Group is involved in the internet, publishing, outdoor media, sports and television and entertainment industries.
(d) During the last five years, neither the Reporting Person, nor to the best of the Reporting Person’s knowledge, anyone listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) During the last five years, neither the Reporting Person, nor to the best of the Reporting Person’s knowledge, anyone listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) TOM Group is incorporated in the Cayman Islands.
Item 4. Purpose of Transaction.
The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:
The respective directors of TOM Group and TOM Online made a joint announcement on March 9, 2007 (the “Joint Announcement”) that TOM Group has requested the board of directors of TOM Online to put forward a proposal (the “Proposal”) regarding a proposed privatization of TOM Online by way of a scheme of arrangement under Section 86 of the Companies Law (the “Scheme”) to the Scheme Shareholders. The term “Scheme Shareholders” refers to all of the holders of TOM Online’s ordinary shares (the “Shares”) other than the large shareholders TOM Group, Cranwood Company Limited, Handel International Limited, Schumann International Limited and Devine Gem Management Limited.
Upon the Scheme becoming effective, all the shares held by the Scheme Shareholders (the “Scheme Shares”) will be cancelled and the share certificates for the Scheme Shares will thereafter cease to have effect as documents or evidence of title. TOM Online will apply to the Stock Exchange for the withdrawal of the listing of the Shares on GEM immediately following the effective date of the Scheme. TOM Online’s American depositary shares (“ADSs”), which are quoted on NASDAQ and represent ownership of 80 Shares, in the United States will be exchanged by the ADS depositary, Citibank, N.A. (the “ADS Depositary”), in exchange for payment on the Shares underlying such ADSs.
Upon the Scheme becoming effective, TOM Group intends to cause TOM Online to apply for de-listing of the ADSs from the NASDAQ. TOM Group may also seek to cause TOM Online to terminate the ADS deposit agreement, dated as of March 11, 2004, by and among TOM Group, the ADS Depositary and all holders and beneficial owners of ADSs. If the Scheme becomes effective, TOM Group intends to cause TOM Online to file a Form 15 with the SEC to request that TOM Online’s reporting obligations under the Exchange Act be terminated or suspended, because the effectiveness of the Scheme will cause the number of holders of Shares in the United States to fall below 300.

This item is qualified in its entirety by reference to the Joint Announcement, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
Item 5 of Schedule 13D is hereby amended and restated as follows:
(a) See Items 11 and 13 of the cover page for the aggregate number of shares and percentage of Ordinary Shares beneficially owned by the Reporting Person. There were issued and outstanding 4,259,654,528 Ordinary Shares as of March 9, 2007.
(b) See Items 7 and 9 of the cover page for the number of Ordinary Shares owned by TOM Group as to which there is sole power to vote or direct the vote or sole power to dispose or to direct the disposition of such Ordinary Shares.
(c) Neither the Reporting Person, nor to the best of the Reporting Person’s knowledge, anyone listed on Schedule A attached hereto, has effected any transaction in the Ordinary Shares during the past sixty days.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The response set forth in Item 6 of the Schedule 13D is hereby amended by the addition of the paragraphs set forth under Item 4 above.
Item 7. Material to be Filed as Exhibits.
The response set forth in Item 7 of the Schedule 13D is hereby amended by adding to the end of Item 7 the following:

Exhibit 99.2	Joint Announcement issued by TOM Group and TOM Online on March 9, 2007, regarding a proposed conditional possible privatization of TOM Online by TOM Group by way of a scheme of arrangement, a possible major transaction and possible connected transaction for TOM Group and the resumption of trading in TOM Group shares and TOM Online shares and ADSs

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2007	TOM GROUP LIMITED
/s/ Angela Mak Soek Fun
By: Mak Soek Fun, Angela
	Title:	Director

SCHEDULE A
TOM GROUP LIMITED
EXECUTIVE OFFICERS

Name and Address of
		Principal	Corporation or
	Business or	Occupation	Other Organization
Name	Residence Address	or Employment	in Which Employed

Tong Mei Kuen, Tommei*	TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China	Chief Executive Officer and Executive Director	TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China

Mak Soek Fun, Angela*	TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China	Executive Director	TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China

Hon Ping Cho, Terence	TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China	Group Finance Director	TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China

Ng Hoi Kit, Michael	TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China	Chief Investment Officer	TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China

*	Also a Director

DIRECTORS

Name and Address of
		Principal	Corporation or
	Business or	Occupation	Other Organization
Name	Residence Address	or Employment	in Which Employed

Frank John Sixt	Hutchison Whampoa Limited 22nd Floor, Hutchison House 10 Harcourt Road Hong Kong, China	Group Finance Director	Hutchison Whampoa Limited 22nd Floor, Hutchison House 10 Harcourt Road Hong Kong, China

Chang Pui Vee, Debbie	Victoricoast Limited 29th Floor, Harbour Centre 25 Harbour Road Wanchai Hong Kong, China	Consultant	Victoricoast Limited 29th Floor, Harbour Centre 25 Harbour Road Wanchai Hong Kong, China

Chow Woo Mo Fong, Susan	Hutchison Whampoa Limited 22nd Floor, Hutchison House 10 Harcourt Road Hong Kong, China	Deputy Group Managing Director	Hutchison Whampoa Limited 22nd Floor, Hutchison House 10 Harcourt Road Hong Kong, China

Ip Tak Chuen, Edmond	Cheung Kong (Holdings) Limited 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong, China	Deputy Managing Director	Cheung Kong (Holdings) Limited 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong, China

Lee Pui Ling, Angelina	Woo, Kwan, Lee & Lo 27th Floor, Jardine House 1 Connaught Place, Central Hong Kong, China	Partner	Woo, Kwan, Lee & Lo 27th Floor, Jardine House 1 Connaught Place, Central Hong Kong, China

Wang Lei Lei	TOM Online, Inc. 8th Floor, Tower W3 Oriental Plaza No. 1 Dong Chang An Avenue Dong Cheng District Beijing, China	Executive Director and Chief Executive Officer	TOM Online, Inc. 8th Floor, Tower W3 Oriental Plaza No. 1 Dong Chang An Avenue Dong Cheng District Beijing, China

Name and Address of
		Principal	Corporation or
	Business or	Occupation	Other Organization
Name	Residence Address	or Employment	in Which Employed

Cheong Ying Chew, Henry	6th Floor New Henry House 10 Ice House Street Central Hong Kong, China	Director	Worldsec Asset Management Limited 6th Floor New Henry House 10 Ice House Street Central Hong Kong, China

WAG Worldsec Corporate Finance Limited 6th Floor New Henry House 10 Ice House Street Central Hong Kong, China

Wu Hung Yuk, Anna	Room 2810 Harbour Center 25 Harbour Road Wanchai Hong Kong, China	Advisor to Law School of Shantou University	Shantou University 243 Da Xue Road Shantou Guangdong China

James Sha	Springcreek Investments, LLP 66 Stockbridge Avenue Atherton CA 94027 United States of America	Managing Partner of Springcreek Investments, LLP	Appstream Corporation 2300 Geng Road Suite 100 Palo Alto CA 94303-3323 United States of America

Optoplex Corporation 3374 Gateway Blvd Fremont CA94538 United States of America

EXHIBIT INDEX

Exhibit No.	Description
99.2	Joint Announcement issued by TOM Group and TOM Online on March 9, 2007, regarding a proposed conditional possible privatization of TOM Online by TOM Group by way of a scheme of arrangement, a possible major transaction and possible connected transaction for TOM Group and the resumption of trading in TOM Group shares and TOM Online shares and ADSs

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